Legal Proceedings

The Fund is currently named as a nominal defendant in a shareholder derivative action filed in the United States District Court for the District of Colorado. The shareholder derivative action was originally brought against the Fund’s Board of Directors but was later amended to include certain current and former Fund officers, the Fund’s investment advisors (BIA and SIA), administrator (FAS), investment advisor portfolio manager (Stewart R. Horejsi), and a Fund shareholder (The Ernst Horejsi Trust No. 1B). The complaint alleges, among other things, claims for breach of fiduciary duties and unjust enrichment in connection with the Fund's 2008 rights' offering and the Board's decision to suspend the Fund's level rate distribution policy in November 2008. On December 28, 2011, all parties joined an unopposed motion to stay proceedings pending mediation. The mediation between all parties took place on January 20, 2012. At the mediation, the parties reached a settlement in principle to resolve the mediation, subject to court approval. Fund management anticipates that the parties will work to finalize the settlement and seek court approval. If the settlement is not finalized, the defendants will continue to vigorously contest the action.